Andrew J. Klinghammer

P 314.552.6171

F 314.552.7171

aklinghammer@thompsoncoburn.com

November 20, 2013

VIA EDGAR AND MESSENGER

Mr. Russell Mancuso

Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Zoltek Companies, Inc. Preliminary Proxy Statement on Schedule 14A Filed October 29, 2013 File No. 000-20600

Dear Mr. Mancuso:

On behalf of our client Zoltek Companies, Inc., a Missouri corporation (the “Company”), this letter responds to the Staff’s letter dated November 13, 2013, regarding the Company’s preliminary proxy statement on Schedule 14A filed on October 29, 2013. We have set forth below the Staff’s comments in that letter followed by our response.

Opinion of Zoltek’s Financial Advisor, page 34

1.

Please send us copies of the board books and any other materials provided by the financial advisors to assist the Board of Directors in evaluating the transaction. Also provide us a copy of the engagement letters. Finally, please provide copies of any financial projections used in preparing the fairness opinions or provided by either party to the other.

Response:

On behalf of the Company, under separate cover on a supplemental basis pursuant to Rule 12b-4 of the Securities Exchange Act of 1934, as amended, we are forwarding to you (i) a copy of the presentation made by J.P. Morgan Securities LLC (“J.P. Morgan”) to the Company’s Board of Directors on September 25, 2013, (ii) a copy of J.P. Morgan’s engagement letter, and (iii) financial projections used in preparing the fairness opinions. In accordance with Rule 12b-4, we have requested that these material be returned promptly following completion of the Staff’s review thereof and have requested confidential treatment of these materials pursuant to the provisions of 17 C.F.R. §200.83.

Mr. Russell Mancuso

Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

November 20, 2013

2.

We note your reference in the first sentence of the second paragraph on page 40 to the summary of certain material financial analysis. Please revise to clarify, if true, that the disclosure to which you refer includes all material financial analyses utilized by the financial advisor.

Response:

In response to the Staff’s comment, we intend to revise the referenced disclosure to read as follows:

The foregoing summary of ~~certain~~ the material financial analyses does not purport to be a complete description of the analyses or data presented to the Board of Directors by J.P. Morgan.

3.

We note your statement in the last paragraph on page 41 advising investors not to rely on the forecast. Please tell us why you believe you can disclaim responsibility for your disclosure. Also, please tell us why you believe it is appropriate to tell investors not to rely on the disclosure if (1) you provided the information to the acquirer to use in connection with evaluating the transaction and (2) your financial advisor relied on the forecast to provide an opinion on which your Board relied and which you describe in this document to provide investors a basis for their voting decisions.

Response:

In response to the Staff’s comment, we intend to revise the referenced disclosure to read as follows:

Considering that the Zoltek special meeting will be held months after the date the financial forecast referenced above was prepared, as well as the uncertainties inherent in any forecasted information, shareholders are cautioned not to place undue reliance on the financial forecast.

Zoltek Summary Internal Consolidated Financial Forecast, page 42

4.

We note your disclosure in the footnote to the table on this page that you provided J.P. Morgan “extrapolations of the forecast for the period ending with fiscal 2022.” Please revise to disclose your projections on which J.P. Morgan relied.

Mr. Russell Mancuso

Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

November 20, 2013

Response:

In response to the Staff’s comment, we note that, as disclosed in the footnote to the table, the extrapolations of the forecast for fiscal 2018 through fiscal 2022 were not provided to Parent or any other party, and accordingly were not utilized by potential bidders in connection with their evaluation of the Company. The Company provided the potential bidders, including Parent, only the five-year forecast inasmuch as the Company believed that information for later periods was not relevant to their consideration of a proposal for a business combination with the Company. Accordingly, the Company does not believe that inclusion of the fiscal 2018 through 2022 extrapolations in the proxy statement is either required or material for shareholders in evaluating the proposed transaction, in light of the other detailed information, including the five-year projections, set forth in the proxy statement.

*             *             *

Pursuant to your request, the Company confirms that: (i) the Company is responsible for the adequacy and accuracy of the disclosures in the Company’s filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call upon the undersigned at (314) 552-6171 if you require additional information or desire to discuss the foregoing responses.

Very truly yours,

THOMPSON COBURN LLP

/s/ Andrew J. Klinghammer

Andrew J. Klinghammer, Esq.

Enclosures

cc:	Mr. Brian Soares
Mr. Zsolt Rumy
Mr. Andrew Whipple
Thomas A. Litz, Esq.